Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	Nine Months Ended September 30,	Years Ended December 31,
	2010	2009 (b)	2008 (b)	2007 (b)	2006 (b)	2005 (b)
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$745	$277	$1,000	$1,044	$803	$602
Less earnings of equity method investments				1	3	3
Distributed income from equity method investments	6	1		3	1	3
	751	278	1,000	1,046	801	602

Total fixed charges as below	306	364	390	388	326	307
Less:
Capitalized interest	22	44	57	54	21	7
Interest expense related to discontinued operations	7	15	12	34	32	32
Total fixed charges included in Income from Continuing Operations Before Income Taxes	277	305	321	300	273	268

Total earnings	$1,028	$583	$1,321	$1,346	$1,074	$870

Fixed charges, as defined:
Interest on long-term debt	$229	$284	$345	$353	$296	$259
Interest on short-term debt and other interest	42	29	27	24	16	26
Amortization of debt discount, expense and premium - net	6	8	2	(3)	(1)	7
Estimated interest component of operating rentals	28	42	15	14	15	15
Fixed charges of majority-owned share of 50% or less-owned persons	1	1	1

Total fixed charges (a)	$306	$364	$390	$388	$326	$307

Ratio of earnings to fixed charges	3.4	1.6	3.4	3.5	3.3	2.8

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
Years 2005 through 2009 have been adjusted to reflect the reclassification of certain non-core generation facilities as Discontinued Operations.  See Note 8 to the Financial Statements for additional information.